Exhibit 12.2

Brandywine Operating Partnership, L.P.

Computation of Ratio of Earnings to Combined Fixed Charges

(in thousands)

	For the three- months ended March 31,
		For the years ended December 31,
	2014	2013	2012	2011	2010		2009
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures	$(2,479)	$35,318	$(40,050)	$(28,331)	$(48,305	)(a)	$(12,985	)(a)
Distributed income of equity investees	119	1,650	1,224	2,600	657		1,557
Amortization of capitalized interest	921	3,557	3,538	3,564	3,527		3,166
Fixed charges - per below	34,680	132,146	147,077	140,356	148,500		153,042
Less:
Capitalized interest	(1,230)	(3,137)	(2,560)	(1,997)	(10,385)		(8,893)

Earnings before fixed charges	$32,011	$169,534	$109,229	$116,192	$93,994		$135,887

Fixed charges:
Interest expense from continuing operations (including amortization)	33,305	127,585	142,982	136,396	136,410		142,520
Ground leases and other	145	1,424	1,535	1,963	1,705		1,629
Capitalized interest	1,230	3,137	2,560	1,997	10,385		8,893

Total Fixed Charges	$34,680	$132,146	$147,077	$140,356	$148,500		$153,042

Ratio of earnings to combined fixed charges	(b)	1.28	(b)	(b)	(b)		(b)

(a)	Amounts for the years ended December 31, 2010 and 2009 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing opeartions for all periods presented.
(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $2,669 for the quarter ended March 31, 2014, $37,848 for the year ended December 31, 2012, $24,164 for the year ended December 31, 2011, $54,506 for the year ended December 31, 2010, and $17,155 for the year ended December 31, 2009 to achieve a coverage ratio of 1:1.